

May 7, 2012

Via E-mail
Marguerite M. Elias
Senior Vice President and General Counsel
Gogo Inc.
1250 N. Arlington Heights Road, Suite 500
Itasca, IL 60143

> **Re: Gogo Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 27, 2012**
> **File No. 333-178727**

Dear Ms. Elias:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor

explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please tell us in your supplemental response whether you provide passengers with complimentary Gogo Connectivity for a designated amount of time (excluding any third party sponsorship), such as a free trial period or the first few minutes free. If you do provide free minutes of Gogo Connectivity to passengers, please disclose this fact in your prospectus and address whether your connectivity take rate includes passengers who only use the service for the duration of the complimentary minutes.

Management's Discussion and Analysis of Financial Condition…, page 51

Key Business Metrics, page 53

3. We note your response to comment 9 from our letter dated March 30, 2012, as well as your disclosure on page 14 that your connectivity take rate for the last two years was impacted by the large sponsorship in the fourth quarter of 2010 that was not replicated during 2011. However, we also note that your Commercial Aviation retail revenue increased substantially for the year ended December 31, 2011 as compared with the prior year. Please expand your disclosure in your results of operations section to explain why the take rate did not increase during the fiscal year ended December 31, 2011 despite a significant increase in Gogo Connectivity revenue for such period.

Business, page 85

4. We note you response to comment 2 from our letter dated March 30, 2012. We also note your revised disclosure on page 85 stating that you "currently" provide Gogo Connectivity to passengers on 9 of the 10 North American airlines that provide internet connectivity to their passengers. Please revise your disclosure to clarify that three other major airlines have announced arrangements with other providers.

Back cover page of prospectus

5. We note your response to comment 13 from our letter dated March 30, 2012 and your revisions to the graphics on the back cover page of your prospectus. We believe the relevance of the average number of hours you offer internet connectivity to passengers per Gogo-equipped flight is unclear. This metric does not appear to tie to either passengers' historic or prospective usage or your historic or prospective revenue. Please remove this metric or provide additional context on the cover page clearly explaining its significance to the company and investors.

6. In addition, we believe that your disclosure regarding the number of passengers on Gogo-equipped flights in 2011 and the number of minutes of potential engagement with passengers in 2011 should be balanced to reflect your actual usage rates and financial results for such period. Please revise to disclose, with equal or greater prominence, information reflecting the actual usage rate of passengers and your related revenue for 2011, including, for example, the number of times passengers used Gogo Connectivity, your connectivity take rate and your total average revenue per session. Please consider providing us with your revised graphics in advance of your next amendment

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Matthew E. Kaplan, Esq.
Debevoise & Plimpton LLP